UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(1 – 30 April 2018)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Director Declaration 4 April 2018	Announcement Director/PDMR Shareholding 10 April 2018
Announcement Director/PDMR Shareholding 13 April 2018	Announcement Total Voting Rights 30 April 2018

Diageo PLC – Director Declaration
Dated 04 April 2018

4 April 2018

Diageo announces appointment to its Board of Directors

Diageo announces the appointment of Susan Kilsby as a Non-Executive Director, effective immediately. Susan will join the Audit, Nomination and Remuneration Committees on appointment.

Susan joined the Board of Shire, the leading global biotech company, in 2011 and has been Chairman since 2014.  She is also a Non-Executive Director on the Boards of Goldman Sachs International, Fortune Brands Home & Security and BBA Aviation. Prior to this, she had an extensive global career in investment banking, holding senior roles at Credit Suisse, Barclays, Bankers Trust and First Boston Corporation. Susan served most of her career at Credit Suisse, where she was Chairman, EMEA Mergers and Acquisitions until 2009 and a Senior Advisor until 2014.

Diageo Chairman, Javier Ferrán, said:
"I am delighted to welcome Susan to the Diageo Board. Her expertise and experience in finance and M&A will serve Diageo well as we work towards our ambition to become one of the most trusted and respected consumer products companies in the world. I am sure Susan will be an inspiration to our people and the way we work."

In accordance with Listing Rule 9.6.15, Diageo confirms that there are no further details to be disclosed pursuant to Listing Rule 9.6.13.
ENDS

Enquiries:

Media Relations:	Jessica Rouleau	+44 (0)20 8978 1286
	Bianca Agius	+44 (0)20 8978 1450
	press@diageo.com	+44 (0)20 8978 2749

Investor Relations:	Pier Falcione	+44 (0) 20 8978 4838
investor.relations@diageo.com

Notes to Editors

About Susan Kilsby
Ms Kilsby has served as a Non-Executive Director of Shire since 2011 and was appointed Chairman in 2014. She is also Chairman of the Nomination and Governance Committee.

She is a Non-Executive Director of Goldman Sachs International, Fortune Brands Home & Security, Inc and BBA Aviation plc where she is Chairman of the Remuneration Committee.  During her career she held senior roles with The First Boston Corporation, Bankers Trust, Barclays and Credit Suisse.

From 2010 to 2013, Ms Kilsby was International Region Chair of C200, an organisation composed of leading women in business globally.  She is also a founding member of the Competitor Diversity Forum in London.

She has a BA in Economics from Wellesley College, an MBA from the Yale School of Management and received a Doctor of Science (Honoris Causa) from The City University London.

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo PLC – Director/PDMR Shareholding
Dated 10 April 2018

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KA MIKELLS 2. D CUTTER 3. T FRAME 4. D MOBLEY 5. S MORIARTY 6. J FERRÁN
b)	Position / status	1. CFO 2-5. MEMBER OF EXECUTIVE COMMITTEE 6. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
b)	Identification code/ ISIN	GB0002374006
c)	Nature of the transaction	1-5: PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN 6: PURCHASE UNDER ARRANGEMENT WITH COMPANY
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £ 25.26	9
		2. £ 25.26	7
		3. £ 25.26	9
		4. £ 25.26	9
		5. £ 25.26	8
		6. £ 25.26	328
e)	Aggregated information	N/A
f)	Date of transaction	10 APRIL 2018
g)	Place of transaction	LONDON STOCK EXCHANGE (XLON)

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. S FISCHER 2. S MORIARTY 3. J FERRÁN
b)	Position / status	1. MEMBER OF EXECUTIVE COMMITTEE 2. MEMBER OF EXECUTIVE COMMITTEE 3. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
c)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
b)	Identification code/ ISIN	GB0002374006
d)	Nature of the transaction
1-3: Diageo plc received notification on 9 April 2018 that the following director and PDMRs, as participants in the Diageo Dividend Reinvestment Plan received Ordinary Shares in respect of the interim dividend paid on 6 April 2018.

e)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £24.94	176
		2. £24.94	595
		3. £24.94	44
f)	Aggregated information	N/A
g)	Date of the transaction	6 APRIL 2018
h)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 13 April 2018

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	AJH STEWART
b)	Position / status	NON-EXECUTIVE DIRECTOR
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
c)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
b)	Identification code/ ISIN	GB0002374006
d)	Nature of the transaction
Diageo plc received notification on 13 April 2018 that the following director and PDMRs, as participants in the Diageo Dividend Reinvestment Plan received Ordinary Shares in respect of the interim dividend paid on 6 April 2018.

e)	Price(s) and volume(s)	Price(s)	Volume(s)
		£24.97	24
f)	Aggregated information	N/A
g)	Date of the transaction	6 APRIL 2018
h)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)

Diageo PLC – Total Voting Rights
Dated 30 April 2018

TO:	Regulatory Information Service
FROM:	Diageo plc
LEI:	213800ZVIELEA55JMJ32
RE:	Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules

Diageo plc - Total Voting Rights and Capital

In conformity with 5.6 of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 April 2018 consisted of 2,695,580,726 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 235,137,082 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,460,443,644 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

30 April 2018

James Edmunds
Deputy Secretary

Diageo plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 May 2018

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary